BY EDGAR AND FEDERAL EXPRESS

November 13, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 30, 2019

File No. 333-231981

Dear Ms. Lam:

By letter dated November 4, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on October 30, 2019.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 4, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 3 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.  A copy of the amended Registration Statement, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended Registration Statement reflects some corrections or clarifications to selected passages of the original Registration Statement.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.November 13, 2019

United States Securities and Exchange CommissionPage 2 of 5

Amendment No. 2 to Form S-1 Filed October 30, 2019

Employees, page 39

1.We reissue comment 1. Please disclose the total number of employees, in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

COMPANY RESPONSE

The disclosure cited by Staff has been revised to clarify that there is a total of 9 employees, all of which are full-time.

Security Ownership of Certain Beneficial Owners and Management, page 89

2.We reissue comment 7. We note that you have now included indirect ownership of holdings. Please revise the summary compensation table consistent with Item 403 of Regulation S-K. We note that you have allocated portions of the shares held by Montecito to M. Katuska Sandoval and Dr. Gorlach. Please revise to reflect the entire amount beneficially owned by Montecito in the beneficial ownership table for M. Katuska Sandoval and Dr. Gorlach, since they are deemed to be beneficial owners. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. See Instruction 5 to Item 403 of Regulation S- K. In addition, we note in your response letter that Mr. Winthrow transferred his shares to M. Katuska Sandoval, his spouse. Such shares should be included in Mr. Winthrow's beneficial ownership in the table. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”). Please revise the beneficial ownership table accordingly.

COMPANY RESPONSE

In connection with the staff’s comments regarding the shares held by Montecito BioSciences, Inc. (“MBS Shares”), pursuant to Section 240.13d-4 of the Securities Exchange Act of 1934, Sandoval and Gorlach both disclaim beneficial ownership in the MBS Shares, except to the extent of their proportionate pecuniary interest therein.  For the purpose of determining beneficial ownership, only the number of shares held by each party, of which the party carries the power to direct the voting of such shares, has been included in their individual share count, pursuant to Section 240.13d-3.  Neither party has the power to direct the voting of 100% of the MBS Shares, nor do Sandoval and Gorlach jointly own any of the MBS Shares.  We respectfully submit that we have properly calculated the number of shares beneficially owned by each party, and, to avoid confusion, have provided the appropriate disclosures in footnote 2, 3 and 4 of the beneficial ownership table, in accordance with Instruction 5 of Item 403 of Regulation S-K.

With regards to Mr. Withrow III, he no longer holds any shares of any class or series of the Company’s capital stock.  Further, Mr. Withrow III is no longer a beneficial owner or control person of any entity holding shares in the Company, nor is he an officer or director. We have therefore removed his name entirely.  To clarify, Edward W. Withrow Jr., a member of the board of directors of the Company, is the father of Edward W. Withrow III.

Parallax Health Sciences, Inc.November 13, 2019

United States Securities and Exchange CommissionPage 3 of 5

3.We reissue comment 8. Based upon footnote one to the table, the percentage ownership is based upon the common stock outstanding, common stock underlying vested options and warrants and common stock underlying preferred stock and dividends. Please revise consistent with Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act. Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

COMPANY RESPONSE

The Beneficial Ownership Table has been revised to indicate the proper beneficial ownership percentage, consistent with the guidance of Item 403 of Regulation S-K.  Any shares deemed outstanding have now been deemed outstanding only for the purpose of calculating the beneficial ownership percentage of that particular shareholder, but not outstanding for the purpose of calculating the percentage for any other shareholder.

Certain Relationships and Related Transactions, page 90

4.We note your response to comment 2 and reissue in part. Please disclose the the nature of the relationship between the Company and Intellectual Property Network and the use of the cash advances. See Item 404(d)(1) of Regulation S-K.

COMPANY RESPONSE

Additional descriptive information of the Company’s relationship with Intellectual Property Network (IPN) has been added to page 90, under the section entitled “Related Parties.” Further disclosure has also been added the section entitled “Related Party Payables” on page 92, to clarify that cash advances were utilized for overhead and operating expenses.

5.Please add back the disclosure regarding the relationship between M. Katuska Sandoval and Mr. Winthrow.

COMPANY RESPONSE

The Company believes that, since Mr. Withrow III is not an officer or director, nor a shareholder, nor a beneficial owner or control person of any entity holding shares in the Company, there is no relationship to disclose.

Description of Indebtedness, page 93

6.Please consider adding a separate risk factor discussing the prior and current defaults, discussing the specific defaults in greater specificity. Reconcile the statement on page 15 that your defaults were in the past and all have been cured to the satisfaction of the noteholder with the disclosure on page 93 reflecting current defaults. Please also revise the MD&A section to discuss these defaults.

Parallax Health Sciences, Inc.November 13, 2019

United States Securities and Exchange CommissionPage 4 of 5

In addition, we note the disclosure on page 93 regarding the verbal agreement to extend the due date of such convertible notes. Please provide a written description of the oral agreement. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

COMPANY RESPONSE

A disclosure of the Company’s prior defaults has been added to page 93.  In addition, the disclosure on page 15 has been separated as its own Risk Factor, and expanded to clarify the past defaults that have been cured and the verbal agreements to extend the current indebtedness beyond its original maturity date.    A similar disclosure, entitled “Defaults” has been added to the MD&A section, directly under the section entitled “Cash Flows from Financing Activities.”

Recent Sales of Unregistered Securities, page 99

7.We partially reissue comment 13. Please name the persons or identify the class of persons to whom the convertible debentures were issued. See Item 701(b) of Regulation S-K. In addition, please briefly state the facts relied upon to make the exemption available for the convertible debentures. In addition, we note your response regarding your reliance upon Rule 701 stating that you are a voluntary filer. We note that the company filed a Form 8-A12G filed on March 28, 2007. Therefore, you appear to be subject to the reporting requirements under Section 13 of the Exchange Act. Therefore, please provide the basis for your reliance upon Rule 701 or provide if another exemption was available for such transactions.

COMPANY RESPONSE

The person or class of persons to whom the convertible debentures were issued has been added.  In addition, the exemption and the facts relied upon in connection with this transaction are provided on page 99, paragraph 6.

With regards to the exemption pursuant to Rule 701, the Company thanks the Staff for bringing the March 28, 2007, filing to its attention, and apologizes for the oversight.  The Rule 701 disclosure on page 34 under the “Shares Eligible for Future Sale” section has been removed in its entirety.  The issuances previously referenced with this exemption have been changed to the exemption available under Section 4(a)(2) and Rule 506(b) of Regulation D promulgated thereunder (footnote 20).

* * *

Parallax Health Sciences, Inc.November 13, 2019

United States Securities and Exchange CommissionPage 5 of 5

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 3.  When the time comes, as amended, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter